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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
SCHEDULE 13E-3/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

PRICE LEGACY CORPORATION
(Name of Subject Company (Issuer))

PRICE LEGACY CORPORATION
The Price Group LLC
The Price Family Charitable Fund
The Price Family Charitable Trust
Sol & Helen Price Trust
Robert & Allison Price Trust
Robert & Allison Price Charitable Trust
San Diego Revitalization Corp.
Sol Price
Robert E. Price
Jack McGrory
James F. Cahill
Murray Galinson
(Names of Filing Persons (Offerors))

8 3/4% SERIES A CUMULATIVE
REDEEMABLE PREFERRED STOCK
(Title of Class of Securities)

741444301
(CUSIP Number of Class of Securities)

Jack McGrory
Chief Executive Officer
Price Legacy Corporation
17140 Bernardo Center Drive, Suite 300
San Diego, California 92128
(858) 675-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copies to:

Scott N. Wolfe, Esq.
Craig M. Garner, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 300
San Diego, California 92130
(858) 523-5400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$452,558,779	$90,512

*
Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. This amount is based on the exchange of 27,849,771 shares, representing all outstanding shares, of Price Legacy's 8 3/4% Series A Cumulative Redeemable Preferred Stock at $16.25 per share, which is the average of the high and low sales prices of the Series A preferred stock as reported on the Nasdaq National Market on November 20, 2003.

**
Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$90,512	Filing party:	Price Legacy Corporation
Form or Registration No.:	Schedule TO	Date Filed:	November 25, 2003
☐
Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1 ☒ issuer tender offer subject to Rule 13e-4	☒ going private transaction subject to Rule 13e-3 ☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer    ☐

        This Amendment No. 3 to the combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively, the "Schedule 13E-3") relates to the offer by Price Legacy Corporation, a Maryland corporation ("Price Legacy"), to exchange, at the election of the holder, either shares of a new series of preferred stock of Price Legacy, to be designated 6.82% Series 1 Cumulative Redeemable Preferred Stock, or shares of Price Legacy's common stock for all outstanding shares of Price Legacy's 8 3/4% Series A Cumulative Redeemable Preferred Stock on the basis of 4.2 shares of common stock (or 1.05 shares of common stock after giving effect to Price Legacy's proposed 1-for-4 reverse stock split) or one share of Series 1 preferred stock, respectively, for each share of Series A preferred stock, on the terms and subject to the conditions set forth in the Offering Circular dated            , 2004 and in the related letter of transmittal (which, as amended or supplemented from time to time, together constitute the "Exchange Offer"). Only shares of Series A preferred stock properly tendered (and not properly withdrawn) prior to the expiration date will be exchanged. This Schedule 13E-3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-3(d)(1) of the Securities Exchange Act of 1934, as amended.

        The Exchange Offer is part of a recapitalization transaction in which Price Legacy is asking its stockholders to approve, at a special meeting of stockholders, (1) the Exchange Offer, (2) the exchange of shares of common stock for all outstanding shares of Price Legacy's 9% Series B Junior Convertible Redeemable Preferred Stock and (3) an amendment and restatement of Price Legacy's charter to, among other things (A) effect a 1-for-4 reverse stock split of the common stock, (B) designate and establish the terms of the Series 1 preferred stock that may be issued in exchange for shares of Series A preferred stock, (C) eliminate the Series B preferred stock following its exchange for common stock, (D) change the manner of election of Price Legacy's board of directors and (E) change the authorized capital stock of Price Legacy.

        Information about the recapitalization transaction is more fully set forth in the Offering Circular that will be distributed to holders of Series A preferred stock, a copy of which is filed with this Schedule 13E-3 as Exhibit (a)(1), and in the Proxy Statement that will be distributed to Price Legacy's stockholders, a copy of which is filed with this Schedule 13E-3 as Exhibit (a)(2)(i). The information in the Offering Circular and the Proxy Statement is incorporated herein by reference in answer to all or some of the items in this Schedule 13E-3. You are encouraged to read the Offering Circular and the Proxy Statement carefully.

        Each of the items in this Schedule 13E-3 is amended and restated in its entirety below.

        As of the date of this Schedule 13E-3, the Exchange Offer has not yet commenced. The Exchange Offer will commence upon the mailing of the Offering Circular and related letter of transmittal to the holders of Series A preferred stock.

Item 1.    Summary Term Sheet.

        The information set forth in the sections entitled "Summary Term Sheet" of the Offering Circular and the Proxy Statement is incorporated herein by reference.

Item 2.    Subject Company Information

        The name of the subject company is Price Legacy Corporation, a Maryland corporation. The address of Price Legacy's principal executive office is 17140 Bernardo Center Drive, Suite 300, San Diego, California 98128. The telephone number of its principal executive office is (858) 675-9400. The information set forth in the sections entitled "Summary Term Sheet," "The Exchange Offer" and "Price Range of Shares" of the Offering Circular and "Summary Term Sheet," "Selected Historical and Pro Forma Financial Data and Other Information" and "Description of Price Legacy Capital Stock" of the Proxy Statement is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        Price Legacy is one of the filing persons and is the subject company. The information set forth in the sections entitled "Management" and "Security Ownership of Certain Beneficial Owners and Management" of the Offering Circular and the Proxy Statement is incorporated herein by reference. Unless otherwise indicated, the current business address of each person listed under General Instruction C to Schedule 13E-3 is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

        Certain entities and individuals affiliated with The Price Group LLC and Sol Price are also filing persons. The information set forth in the sections entitled "Certain Information About Price Legacy and Affiliated Parties—Information About the Price Entities and Affiliates" of the Offering Circular and the Proxy Statement is incorporated herein by reference. The current business address of The Price Group, The Price Family Charitable Fund, The Price Family Charitable Trust, Sol & Helen Price Trust, Robert & Allison Price Trust, Robert & Allison Price Charitable Trust, San Diego Revitalization Corp., Sol Price, Robert E. Price, James F. Cahill, Jack McGrory, Murray Galinson, Joseph R. Satz, William Gorham, Helen Price, Allison Price and Kathy Hillan is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037, and the telephone number is (858) 551-2303.

        Each filing person who is an individual and each person listed under General Instruction C to Schedule 13E-3 is a citizen of the United States. Neither Price Legacy, nor, to the best of Price Legacy's knowledge, any other filing person or any of the other persons listed under General Instruction C to Schedule 13E-3, has been (1) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        The principal occupation during the past five years of each of Messrs. S. Price and R. Price is self-employed investor and, since the formation of The Price Group in 2000, self-employed investor and manager of The Price Group. Since April 2003, Mr. R. Price has served as interim Chief Executive Officer of PriceSmart, Inc. The principal occupation of Mr. Gorham is self-employed investor. Prior to his retirement in February 2000, Mr. Gorham was the Founding President of the Urban Institute. Neither Ms. H. Price nor Ms. A. Price has been employed during the past five years. The principal occupation of Ms. Hillan and Mr. Satz is manager of The Price Group. Prior to November 1999, Ms. Hillan was the Chief Financial Officer and Mr. Satz was the General Counsel of Price Enterprises, Inc.

Item 4.    Terms of the Transaction.

        The information set forth in the sections entitled "Summary Term Sheet," "Special Factors," "The Exchange Offer," "Transactions and Agreements Involving Price Legacy's Securities," "Description of Price Legacy Capital Stock" and "Material Federal Income Tax Considerations Related to the Exchange Offer" of the Offering Circular and "Summary Term Sheet," "Special Factors," "Proposal 1—Series A Exchange Offer," "Material Federal Income Tax Considerations Related to the Transaction," "Description of Price Legacy Capital Stock" and "Transactions and Agreements Involving Price Legacy's Securities" of the Proxy Statement is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections entitled "Transactions and Agreements Involving Price Legacy's Securities" and "Certain Relationships and Related Transactions" of the Offering Circular and the Proxy Statement is incorporated herein by reference.

Item 6.    Purpose of the Transaction and Plans or Proposals.

        The information set forth in the sections entitled "Special Factors," "The Exchange Offer" and "Transactions and Agreements Involving Price Legacy's Securities" of the Offering Circular and "Special Factors," "Proposal 1—Series A Exchange Offer" and "Transactions and Agreements Involving Price Legacy's Securities" of the Proxy Statement is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the section entitled "The Exchange Offer" of the Offering Circular and "Questions and Answers About the Proxy Materials and the Recapitalization Transaction" of the Proxy Statement is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Transactions and Agreements Involving Price Legacy's Securities" of the Offering Circular and the Proxy Statement is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        Neither Price Legacy nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Series A preferred stock with respect to the Exchange Offer.

Item 10.    Financial Statements.

        The information set forth in the sections entitled "Ratio of Earnings to Fixed Charges," "Book Value Per Share," "Selected Historical and Pro Forma Financial Data" and "Where You Can Find More Information" of the Offering Circular and "Selected Historical and Pro Forma Financial Data and Other Information" and "Incorporation by Reference" of the Proxy Statement is incorporated herein by reference.

Item 11.    Additional Information.

        The information set forth in the sections entitled "Special Factors" and "The Exchange Offer" of the Offering Circular and "Special Factors" of the Proxy Statement, and the entire Offering Circular and Proxy Statement, is incorporated herein by reference.

Item 12.    Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offering Circular dated , 2004.
(a)(2)(i)	Preliminary Proxy Statement.*
(a)(2)(ii)	Form of Proxy Card.*
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)(1)	Opinion of American Appraisal Associates, Inc. (included as an exhibit to the Offering Circular filed herewith as Exhibit (a)(1)).
(c)(2)	Written Materials of American Appraisal Associates, Inc. presented to the Board of Directors of Price Legacy Corporation as of October 7, 2003.**
(c)(3)	Written Materials of American Appraisal Associates, Inc. presented to the Board of Directors of Price Legacy Corporation as of January 13, 2004.**
(d)	Form of Articles of Amendment and Restatement of Price Legacy.*
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference to Price Legacy's Preliminary Proxy Statement on Schedule 14A, as amended, filed with the SEC on January 29, 2004.

**
Previously filed.

Item 13.    Information Required by Schedule 13E-3.

        The information set forth in the sections entitled "Summary Term Sheet," "Special Factors," "The Exchange Offer," "Dividends," "Management," "Security Ownership of Certain Beneficial Owners and Management," "Transactions and Agreements Involving Price Legacy's Securities," "Certain Relationships and Related Transactions" and "Material Federal Income Tax Considerations Related to the Exchange Offer" of the Offering Circular and "Summary Term Sheet," "Special Factors," "Proposal 1—Series A Exchange Offer," "Selected Historical and Pro Forma Financial Data and Other Information," "Material Federal Income Tax Considerations Related to the Transaction," "Management," "Security Ownership of Certain Beneficial Owners and Management," "Transactions and Agreements Involving Price Legacy's Securities" and "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 29, 2004
PRICE LEGACY CORPORATION
		By:	/s/ JACK MCGRORY
		Name:	Jack McGrory
		Title:	Chief Executive Officer
The Price Group LLC
		By:	/s/ JAMES F. CAHILL
		Name:	James F. Cahill
		Title:	Manager
The Price Family Charitable Fund
		By:	/s/ JAMES F. CAHILL
		Name:	James F. Cahill
		Title:	Vice President
The Price Family Charitable Trust
		By:	/s/ SOL PRICE
		Name:	Sol Price
		Title:	Trustee
Sol & Helen Price Trust
		By:	/s/ SOL PRICE
		Name:	Sol Price
		Title:	Trustee
Robert & Allison Price Trust
		By:	/s/ ROBERT E. PRICE
		Name:	Robert E. Price
		Title:	Trustee
		By:	/s/ ALLISON PRICE
		Name:	Allison Price
		Title:	Trustee

Robert & Allison Price Charitable Trust
By:	/s/ ROBERT E. PRICE
Name:	Robert E. Price
Title:	Trustee
By:	/s/ ALLISON PRICE
Name:	Allison Price
Title:	Trustee
San Diego Revitalization Corp.
By:	/s/ JAMES F. CAHILL
Name:	James F. Cahill
Title:	Vice President
/s/ SOL PRICE Sol Price
/s/ ROBERT E. PRICE Robert E. Price
/s/ JACK MCGRORY Jack McGrory
/s/ JAMES F. CAHILL James F. Cahill
/s/ MURRAY GALINSON Murray Galinson

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offering Circular dated , 2004.
(a)(2)(i)	Preliminary Proxy Statement.*
(a)(2)(ii)	Form of Proxy Card.*
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)(1)	Opinion of American Appraisal Associates, Inc. (included as an exhibit to the Offering Circular filed herewith as Exhibit (a)(1)).
(c)(2)	Written Materials of American Appraisal Associates, Inc. presented to the Board of Directors of Price Legacy Corporation as of October 7, 2003.**
(c)(3)	Written Materials of American Appraisal Associates, Inc. presented to the Board of Directors of Price Legacy Corporation as of January 13, 2004.**
(d)	Form of Articles of Amendment and Restatement of Price Legacy.*
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference to Price Legacy's Preliminary Proxy Statement on Schedule 14A, as amended, filed with the SEC on January 29, 2004.

**
Previously filed.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX